SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
       13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                      13d-2
                               (Amendment No. 5)*


                            NEOSE TECHNOLOGIES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    640522108
                                 (CUSIP Number)


                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

          Check the appropriate box to designate the rule pursuant to which this
     Schedule is filed.

         [   ]    Rule 13d-1(b)

         [ X ]    Rule 13d-1(c)

         [   ]    Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640522108                      13G                  Page 2 of 6 Pages
-------------------------------------------------------------------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     George W. Haywood
-------------------------------------------------------------------------------

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                         (a) [  ]
                                                         (b) [  ]
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3.   SEC USE ONLY
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4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A
-------------------------------------------------------------------------------

  NUMBER OF        5.    SOLE VOTING POWER            3,515 (1)
  SHARES
  BENEFICIALLY     ------------------------------------------------------------
  OWNED            6.    SHARED VOTING POWER          0
  EACH
  REPORTING        ------------------------------------------------------------
  PERSON WITH      7.    SOLE DISPOSITIVE POWER       3,515 (1)

                   ------------------------------------------------------------
                   8.    SHARED DISPOSITIVE POWER     0
-------------------------------------------------------------------------------

 9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,515
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)                                   [ ]
-------------------------------------------------------------------------------

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     0.0%
-------------------------------------------------------------------------------

12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
-------------------------------------------------------------------------------
(1) Represents shares owned by children.


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


Item 1(a).      Name of Issuer:

                Neose Technologies, Inc.

Item 1(b).      Address of Issuer's Principal Executive Offices:

                102 Witmer Road, Horsham, Pennsylvania 19044

Item 2(a).      Name of Person Filing:

                George W. Haywood

Item 2(b).      Address of Principal Business Office or, if none, Residence:

                c/o Cronin & Vris, LLP, 380 Madison Avenue, 24th Floor, New York, New York 10017

Item 2(c).      Citizenship:

                U.S.A

Item 2(d).      Title of Class of Securities:

                Common Stock, par value $.01 per share

Item 2(e).      CUSIP Number

                640522108

Item 3.         If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2
                (b) or (c), check whether the person filing is a:

                (a) [ ] Broker or dealer registered under Section 15 of
                        the Act.

                (b) [ ] Bank as defined in Section 3(a) (6) of the Act.

                (c) [ ] Insurance company as defined in Section 3(a)
                        (19) of the Act.

                (d) [ ] Investment company registered under Section 8
                        of the Investment Company Act of 1940.

                (e) [ ] An investment adviser in accordance with Rule
                        13d-1(b) (1) (ii) (E).

                (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F).

                (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G).

                (h) [ ] A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act.


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


                (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

               (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.        Ownership.

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issue identified in Item 1.

               (a) Amount Beneficially Owned:                            3,515

               (b) Percent of Class:                                     0.0%

               (c) Number of shares as to which such person has:

                    (i)  sole power to vote or to direct the vote:        3,515

                    (ii)  shared power to vote or to direct vote:         0

                    (iii) sole power to dispose or to direct the
                    disposition of:                                       3,515

                    (iv) shared power to dispose or to direct the
                    disposition of:                                       0

Item 5.        Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial  owner  of  more  than  5  percent  of  the  class  of
               securities, check the following.                      [X]

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Included as shares for which there exist sole voting and dispositive power are 3,515 shares owned by Mr. Haywood's minor children, which children would have the right to the receipt of dividends from, and the proceeds from the sale of, such shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On By the Parent Holding Company or Control Person.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.


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


Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 13, 2007
                                                    --------------------
                                                          (Date)

                                                    /s/George W. Haywood
                                                    --------------------
                                                        (Signature)


                                                     George W. Haywood
                                                    --------------------
                                                        (Name/Title)


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